Fact Sheet for Preliminary Pricing Supplement No. 2667B Filed Pursuant to Rule 433 Registration Statement No. 333-206013 Dated March 30, 2016

Digital Return Notes Linked to the Common Stock of Apple Inc. due July 12, 2017

Receive digital return if the final price is greater than or equal to the trigger price; receive shares if the downside trigger is breached

General

The notes are designed for investors who seek a return at maturity linked to the performance of the common stock of Apple Inc. (the "**Underlying**"). If the Final Price is greater than or equal to the Trigger Price (85.00% of the Initial Price), investors will receive at maturity a return on the notes equal to the Digital Return of 15.70%. However, if the Final Price is less than the Trigger Price, Deutsche Bank AG will deliver to investors at maturity a number of shares of the Underlying equal to the Face Amount *divided by* the Initial Price (the "**Share Delivery Amount**") per $1,000 Face Amount of notes, which is expected to have a value that is significantly less than the Face Amount and may have no value at all. The notes do not pay any coupons or dividends and investors should be willing to lose a significant portion or all of their investment as well as accept the risk of owning shares of the Underlying if the Final Price is less than the Trigger Price. Any payment on the notes is subject to the credit of the Issuer.

Summary of Indicative Terms

CUSIP:	2515A1NC1
Issuer:	Deutsche Bank AG, London Branch
Maturity/Tenor:	Approximately 15 months, 1 week
Underlying:	Common stock of Apple Inc. (Ticker: AAPL)
Issue Price:	100% of the Face Amount
Face Amount:	$1,000
Digital Return:	15.70%, which reflects the maximum return on the notes. The actual Digital Return will be determined on the Trade Date and will not be less than 15.70%.
Payment at Maturity:	• **If the Final Price is greater than or equal to the Trigger Price**: $1,000 + ($1,000 x Digital Return) • **If the Final Price is less than the Trigger Price**, Deutsche Bank AG will deliver to you at maturity a number of shares of the Underlying equal to the Share Delivery Amount per $1,000 Face Amount of notes. *In this circumstance, the shares of the Underlying delivered as the Share Delivery Amount at maturity are expected to be worth significantly less than your initial investment and may have no value at all. If you receive the Share Delivery Amount at maturity, we will pay cash in lieu of delivering any fractional shares in an amount equal to that fraction multiplied by the arithmetic average of the closing price of the Underlying on the Averaging Dates.*
Share Delivery Amount:	A number of shares of the Underlying per $1,000 Face Amount of notes equal to (1) the Face Amount *divided by* (2) the Initial Price, subject to adjustment upon the occurrence of certain corporate events as described in the product supplement accompanying preliminary pricing supplement No. 2667B.
Trigger Price:	85.00% of the Initial Price
Initial Price:	The Closing Price of the Underlying on the Trade Date
Final Price:	The arithmetic average of the Closing Prices of the Underlying on each of the five Averaging Dates
Closing Price :	On any trading day, the last reported sale price of one share of the Underlying on the relevant exchange *multiplied* by the then-current Stock Adjustment Factor, as determined by the calculation agent.
Stock Adjustment Factor:	Initially 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the Underlying. See "Description of Securities — Anti-Dilution Adjustments for Reference Stock" in the product supplement accompanying preliminary pricing supplement No. 2667B.
Trade Date:	April 1, 2016
Settlement Date:	April 6, 2016
Averaging Dates:	June 30, 2017, July 3, 2017, July 5, 2017, July 6, 2017 and July 7, 2017
Maturity Date:	July 12, 2017
Fees and Commissions:	JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC or one of its affiliates will act as placement agents for the notes. The placement agents will receive a fee from the Issuer that will not exceed $11.30 per $1,000 Face Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates act in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying preliminary pricing supplement No. 2667B.

The Issuer's estimated value of the notes on the Trade Date is approximately $967.80 to $987.80 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see "Issuer's Estimated Value of the Notes" in the accompanying preliminary pricing supplement No. 2667B for additional information.

By acquiring the notes, you will be bound by and deemed irrevocably to consent to the imposition of any Resolution Measure (as defined below) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see "Resolution Measures and Deemed Agreement" in the accompanying preliminary pricing supplement No. 2667B for more information.

For more information regarding this offering, please refer to the preliminary pricing supplement No. 2667B on the SEC website at https://www.sec.gov/Archives/edgar/data/1159508/000095010316012173/dp64508_424b2-ts2667b.htm.

Note Characteristics

- Receive the Digital Return if the Final Price is greater than or equal to the Trigger Price
- Receive the Share Delivery Amount if the Final Price is less than the Trigger Price. In this circumstance, the Share Delivery Amount is expected to be worth significantly less than your initial investment and may have no value at all.

Risk Considerations

- Appreciation potential limited to the Digital Return
- Deutsche Bank AG will deliver the Share Delivery Amount per $1,000 Face Amount of notes, which is expected to be worth significantly less than your initial investment and may have no value at all, if the Final Price is less than the Trigger Price.
- Unlike ordinary debt securities, the notes do not pay any coupons or dividends and do not guarantee any return on your initial investment at maturity.
- Any payment on the notes is subject to the credit of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
- Additional risk factors can be found on the last four pages of this fact sheet.

Hypothetical Return at Maturity

Cash Investment in Underlying
Value of the Payment at Maturity on the notes
Return on Notes (%)
Underlying Return (%)
60%
40%
20%
0%
-20%
-40%
-60%
-60%
-40%
-20%
0%
20%
40%
60%

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

For each $1,000 Face Amount of notes, investors will receive at maturity an amount based on the performance of the Underlying, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payments at Maturity

The hypothetical returns set forth below assume a Digital Return of 15.70% and reflect the Trigger Price of 85.00% of the Initial Price. The actual Digital Return, Initial Price and Trigger Price will be determined on the Trade Date.

Hypothetical Underlying Return (%)	Hypothetical Return on Notes (%)	Hypothetical Payment at Maturity if the hypothetical Final Price is greater than or equal to the Trigger Price ($)	Value of the Share Delivery Amount on the Maturity Date if the hypothetical Final Price is less than the Trigger Price ($)*
100.00%	15.70%	$1,157.00	N/A
80.00%	15.70%	$1,157.00	N/A
50.00%	15.70%	$1,157.00	N/A
20.00%	15.70%	$1,157.00	N/A
10.00%	15.70%	$1,157.00	N/A
0.00%	15.70%	$1,157.00	N/A
-10.00%	15.70%	$1,157.00	N/A
-15.00%	15.70%	$1,157.00	N/A
-20.00%	-20.00%	N/A	$800.00
-50.00%	-50.00%	N/A	$500.00
-80.00%	-80.00%	N/A	$200.00
-100.00%	-100.00%	N/A	$0.00

* The value of the Share Delivery Amount on the Maturity Date is equal to the product of the number of shares included in the Share Delivery Amount multiplied by the closing price of the Underlying on the Maturity Date. For purposes of this table, the closing price of the Underlying on the Maturity Date is deemed to be the same as the arithmetic average of the closing prices of the Underlying on the Averaging Dates, which is equal to the hypothetical Final Price. If you receive the Share Delivery Amount at maturity, we will pay cash in lieu of delivering any fractional shares in an amount equal to that fraction multiplied by the arithmetic average of the closing prices of the Underlying on the Averaging Dates.

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Underlying and will depend on whether the Final Price is greater than, equal to or less than the Trigger Price. If the Final Price is less than the Trigger Price, Deutsche Bank AG will deliver to you at maturity a number of shares of the Underlying equal to the Share Delivery Amount per $1,000 Face Amount of notes. In this circumstance, the shares of the Underlying delivered as the Share Delivery Amount at maturity are expected to be worth significantly less than your investment and may have no value at all. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE DIGITAL RETURN — If the Final Price is greater than or equal to the Trigger Price, for each $1,000 Face Amount of notes, you will receive a cash payment at maturity equal to the Face Amount plus the product of the Face Amount and the Digital Return of 15.70%, regardless of the increase in the price of the Underlying, which may be significant. Accordingly, the maximum Payment at Maturity will be $1,157.00 for each $1,000 Face Amount of notes. You will receive a return on the notes reflecting the Digital Return only if the Final Price is greater than or equal to the Trigger Price. The price of the Underlying at various times during the term of the notes could be higher than the Final Price. Because the Digital Return is a fixed amount, the return on the notes may be less than the return you would have realized if you had invested directly in the Underlying.

THE NOTES DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any return of your investment at maturity.

THE NOTES ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The notes are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) or delivery to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they become due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking Deutsche Bank AG’s credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations or become subject to a Resolution Measure, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

THE NOTES MAY BE WRITTEN DOWN, BE CONVERTED INTO ORDINARY SHARES OR OTHER INSTRUMENTS OF OWNERSHIP OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES. YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US — On May 15, 2014, the European Parliament and the Council of the European Union adopted the Bank Recovery and Resolution Directive establishing a framework for the recovery and resolution of credit institutions and investment firms. The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. To implement the Bank Recovery and Resolution Directive, Germany adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or the “Resolution Act”), which became effective on January 1, 2015. The Bank Recovery and Resolution Directive and the Resolution Act provided national resolution authorities with a set of resolution powers to intervene in the event that a bank is failing or likely to fail and certain other conditions are met. From January 1, 2016, the power to initiate resolution measures applicable to significant banking groups (such as Deutsche Bank Group) in the European Banking Union has been transferred to a single European resolution authority which works in close cooperation with the European Central Bank, the European Commission and the national resolution authorities under a European Union regulation establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (the “SRM Regulation”). Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations, the notes are subject to the powers exercised by the competent resolution authority to impose a Resolution Measure on us. A

“Resolution Measure” may include: writing down, including to zero, any claim for payment on the notes; converting the notes into ordinary shares of (i) the Issuer, (ii) any group entity or (iii) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital; or applying any other resolution measure including, but not limited to, transferring the notes to another entity, amending, modifying or varying the terms and conditions of the notes or cancelling of the notes. The competent resolution authority may apply Resolution Measures individually or in any combination.

The German law on the mechanism for the resolution of banks of November 2, 2015 (Abwicklungsmechanismusgesetz, or the “Resolution Mechanism Act”) provides that, among the unsecured unsubordinated obligations of the Issuer, those obligations that are excluded from the statutory definition of “debt instruments” under the Resolution Mechanism Act would be satisfied first in a German insolvency proceeding with respect to the Issuer. This prioritization would also be given effect in a resolution proceeding with respect to the Issuer, so that obligations excluded from the statutory definition of “debt instruments” would be written down or converted into common equity tier 1 instruments only after eligible liabilities that are debt instruments have been written down or so converted. Among those unsecured unsubordinated obligations that fall outside the statutory definition of “debt instruments” and would be satisfied first under the Resolution Mechanism Act are senior unsecured debt instruments whose terms provide that (i) the repayment or the amount of the repayment depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued or is settled in a way other than by monetary payment or (ii) the payment of interest or the amount of the interest payments depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued unless the payment of interest or the amount of the interest payments solely depends on a fixed or floating reference interest rate and is settled by monetary payment. This order of priorities would apply to resolution and German insolvency proceedings commenced on or after January 1, 2017 with retroactive effect for outstanding debt instruments of the Issuer. In a resolution or German insolvency proceeding with respect to the Issuer, the competent regulatory authority or court would determine which of our senior debt securities issued under the prospectus have the terms described in clauses (i) or (ii) above, referred to herein as the “Structured Debt Securities,” and which do not, referred to herein as the “Non-Structured Debt Securities.” We expect the notes offered herein to be classified as Structured Debt Securities, but the competent regulatory authority or court may classify the notes differently. In a resolution or German insolvency proceeding with respect to the Issuer, the Structured Debt Securities are expected to be among the unsecured unsubordinated obligations that would be satisfied before the Non-Structured Debt Securities as described above. Nevertheless, you may lose some or all of your investment in the notes if a Resolution Measure becomes applicable to us. Imposition of a Resolution Measure would likely occur if we become, or are deemed by the competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. The Bank Recovery and Resolution Directive and the Resolution Act are intended to eliminate the need for public support of troubled banks, and you should be aware that public support, if any, would only potentially be used by the competent supervisory authority as a last resort after having assessed and exploited, to the maximum extent practicable, the resolution tools, including the bail-in tool.

By acquiring the notes, you would have no claim or other right against us arising out of any Resolution Measure and we would have no obligation to make payments under the notes following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the senior indenture or for the purposes of, but only to the fullest extent permitted by, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). Furthermore, because the notes are subject to any Resolution Measure, secondary market trading in the notes may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure.

In addition, by your acquisition of the notes, you waive, to the fullest extent permitted by the Trust Indenture Act, any and all claims against the trustee and the relevant agents for, agree not to initiate a suit against the trustee and the relevant agents in respect of, and agree that neither the trustee nor the relevant agents will be liable for, any action that the trustee or the relevant agents take, or abstain from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the notes. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure.

THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE UNDERLYING — The return on the notes may not reflect the return you would have realized if you had directly invested in the Underlying. For instance, your return on the notes is limited to the Digital Return regardless of any potential increase in the price of the Underlying, which could be significant.

IF THE PRICE OF THE UNDERLYING CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the price of the Underlying. Changes in the price of the Underlying may not result in comparable changes in the value of your notes.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have any voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Underlying would have.

ANTI-DILUTION PROTECTION IS LIMITED, AND THE CALCULATION AGENT MAY MAKE ADJUSTMENTS IN ADDITION TO, OR THAT DIFFER FROM, THOSE SET FORTH IN THE PRODUCT SUPPLEMENT ACCOMPANYING PRELIMINARY PRICING SUPPLEMENT NO. 2667B — The calculation agent will make adjustments to the Share Delivery Amount and/or the Stock Adjustment Factor, for certain corporate events affecting the Underlying. The calculation agent is not required, however, to make adjustments in response to all corporate actions, including if the issuer of the Underlying or another party makes a partial tender or partial exchange offer for the Underlying. If such an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. In addition, you should be aware that the calculation agent may, at its sole discretion, make adjustments to the Share Delivery Amount, Stock Adjustment Factor or any other terms of the notes that are in addition to, or that differ from, those described in the product supplement accompanying preliminary pricing supplement No. 2667B to reflect changes occurring in relation to the Underlying or any other security received in a reorganization event in circumstances where the calculation agent determines that it is appropriate to reflect those changes to ensure an equitable result. Any alterations to the specified anti-dilution adjustments for the Underlying or any other security received in a reorganization event described in the product supplement accompanying preliminary pricing supplement No. 2667B may be materially adverse to investors in the notes. You should read “Description of Securities — Anti-Dilution Adjustments for Reference Stock” in the product supplement accompanying preliminary pricing supplement No. 2667B in order to understand the adjustments that may be made to the notes.

IN SOME CIRCUMSTANCES, YOU MAY RECEIVE THE EQUITY SECURITIES OF ANOTHER COMPANY AND NOT THE UNDERLYING AT MATURITY — Following certain corporate events relating to the issuer of the Underlying where such issuer is not the surviving entity, you may receive the equity securities of a successor to such issuer or any cash or any other assets distributed to holders of the Underlying in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the notes. For more information, see the section "Description of Securities — Anti-Dilution Adjustments for Reference Stock" in the product supplement accompanying the preliminary pricing supplement No. 2667B. Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity, for each $1,000 Face Amount of notes, you will receive an amount in cash from Deutsche Bank AG equal to the Face Amount plus the product of the Face Amount and the Digital Return unless the Final Price is less than its Trigger Price.

SINGLE STOCK RISK — The price of the Underlying can rise or fall sharply due to factors specific to the Underlying and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information about the Underlying and its issuer, please see “The Underlying” in the accompanying preliminary pricing supplement and the issuer’s SEC filings referred to in that section.

THERE IS NO AFFILIATION BETWEEN THE ISSUER OF THE UNDERLYING AND US, AND WE HAVE NOT PARTICIPATED IN THE PREPARATION OF, OR VERIFIED, ANY DISCLOSURE BY THE ISSUER OF THE UNDERLYING — We are not affiliated with the issuer of the Underlying. However, we or our affiliates may currently or from time to time in the future engage in business with the issuer of the Underlying, including extending loans to, making equity investments in, or providing advisory services (including merger and acquisition advisory service) to, such issuer. In the course of this business, we or our affiliates may acquire non-public information about the issuer of the Underlying and we will not disclose any such information to you. Nevertheless, neither we nor our affiliates have participated in the preparation of, or verified, any information about the Underlying or the issuer of the Underlying. You, as an investor in the notes, should make your own investigation into the issuer of the Underlying. The issuer of the Underlying is not involved in the notes offered hereby in any way and has no obligation of any sort with respect to your notes. The issuer of the Underlying has no obligation to take your interests into consideration for any reason, including when taking any corporate actions that would require the calculation agent to adjust the Share Delivery Amount and/or the Stock Adjustment Factor, which may adversely affect the value of your notes.

PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying over the term of the notes may bear little relation to the historical closing prices of the Underlying and/or the hypothetical return examples set forth elsewhere in this fact sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this fact sheet is based on the full Face Amount of notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately six months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. We or our affiliates intend to act as market makers for the notes but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes when you wish to do so or at a price advantageous to you. Because we do not expect other dealers to make a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the price of the Underlying has increased since the Trade Date.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the price of the Underlying will affect the value of the notes more than any other single factor, the value of the notes prior to maturity will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We, JPMorgan Chase & Co. or our or its affiliates may also engage in trading in instruments linked or related to the Underlying on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may adversely affect the price of the Underlying and, therefore, make it less likely that you will receive a positive return on your investment in the notes. It is possible that we, JPMorgan Chase & Co. or our or its affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines. We, JPMorgan Chase & Co. or our or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. To the extent we, JPMorgan Chase & Co. or our or its affiliates serve as issuer, agent or underwriter for such securities or financial or derivative instruments, our JPMorgan Chase & Co.’s or our or its affiliates’ interests with respect to such products may be adverse to those of the holders of the notes. Introducing competing products into the marketplace in this manner could adversely affect the price of the Underlying and the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

WE, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE PRICE OF THE UNDERLYING AND THE VALUE OF THE NOTES — We, JPMorgan Chase & Co. or our or its affiliates may publish research from time to time on financial markets and other matters that could adversely affect the price of the Underlying and the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, JPMorgan Chase & Co. or our or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlying.

POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the notes on any relevant date or time. The calculation agent also has some discretion about certain adjustments to the Share Delivery Amount and /or Stock Adjustment Factor and will be responsible for determining whether a market disruption event has occurred. Any determination by the calculation agent could adversely affect the return on the notes.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — In determining our tax reporting responsibilities, if any, with respect to the notes, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the maturity or other taxable disposition of your notes and (ii) the gain or loss on your notes should be capital gain or loss. You generally should not recognize gain or loss with respect to the receipt of shares at maturity (other than with respect to cash received in lieu of a fractional share). However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. For further information, you should review carefully the section of the product supplement accompanying preliminary pricing supplement No. 2667B entitled “U.S. Federal Income Tax Consequences” and the section of the accompanying preliminary pricing supplement entitled “Tax Consequences.”

See “Selected Risk Considerations” in the accompanying preliminary pricing supplement and “Risk Factors” in the product supplement, prospectus supplement, prospectus addendum and prospectus accompanying preliminary pricing supplement No. 2667B for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including preliminary pricing supplement No. 2667B and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum, prospectus supplement, product supplement, preliminary pricing supplement No. 2667B and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.